Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

X Yes　　　D No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

~~BOATS provides all market data to Blue Ocean Technologies, LLC ("BOT") - the parent company of the ATS operator. BOT manages and distributes all BOATS market data that Subscribers, Sponsored Access Clients, and Third-Party Distributors receive. Third-Party Distributors include vendors, service bureaus or service providers that consume or redistribute market data. Subscribers and non-Subscribers can receive the market data feed. Non-Subscribers that receive the market data feed include Third-Party Distributors. BOT distributes and disseminates real-time market data and does not offer any delayed market data services. Market data content that is disseminated to Subscribers, Sponsored Access Clients, and Third-Party Distributors does not contain any CTI. Any CTI contained in the creation of market data is anonymized by BOATS before being dissemination by BOT to Subscribers, Sponsored Access Clients, and Third-Party Distributors. For more information, please see Part III, Item 15 and Part III, Item 19.~~

Blue Ocean ATS, LLC ("BOATS"), the broker-dealer operator ("BDO"), provides all anonymized market data only to Blue Ocean Technologies, LLC ("BOT") the parent company of the BDO. BOATS is responsible for the creation and anonymization of market data, and BOT manages and distributes market data to recipients. BOT distributes and disseminates real-time market data and does not offer any delayed market data services

BOT enters into the same Master Data Agreement, with the same material terms and fee schedule, with all recipients. Market data recipients ("Recipients") include ATS Subscribers, non-Subscribers, and Third-Party Distributors. Fees are discussed in more detail in Part III, Item 19.

Third-Party Distributors who take market data from BOT include vendors, service bureaus, and service providers that consume or redistribute market data. Third-Party Distributors who redistribute market data are subject to the Master Data Agreement regarding any display or usage standards (i.e. Third-Party Distributors can not dilute quality and must transmit all three market data feeds: Top of Book, Last Sale, and Full Depth of Book). Organizations who receive market data from a Third-Party Distributor ("Receivers") are subject to the same material terms of the Market Data Agreement to which the Third-Party Distributors are also subject. Third-Party Distributors are not permitted to assess additional fees for the BOT market data feeds, outside of the fees outlined in the Master Data Agreement, as described in Part III, Item 19.

Receivers may choose to take market data from a Third-Party Distributor due to the Receiver's preference (e.g. technology format). Receivers may experience latency (i.e. third party technological requirements may impact market data delivery speeds) compared to taking market data directly from BOT.

As described in Part III, Item 15(b), BOT distributes Top of Book, Last Sale, and Full Depth of Book market data feeds for all symbols traded on the ATS during operation hours. Recipients and Receivers get all three types of market data feeds, as described in Part III, Item 15. Market data feeds does not include CTI, which is anonymized before distribution.

Item 6:   **Activities of Service Providers**

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

X Yes   D No

~~Blue Ocean ATS, LLC ("BOATS") is the broker-dealer operator of the Blue Ocean ATS. Blue Ocean Technologies, LLC ("BOT") is the parent company of BOATS.~~

Blue Ocean Technologies, LLC is the sole-shareholder and parent company of Blue Ocean ATS, LLC.

BOATS and BOT share personnel, including the Compliance, Technology, and Trade Operations teams. These shared personnel will have access to BOATS real-time and post-trade confidential trading information ("CTI"), including Subscriber order and execution related information and analytics. BOATS CTI does not include aggregated data resulting from the combination of historical data associated with BOATS Subscribers.

~~The Head of Strategy and~~ Employees of the BOT Market Data Team have ~~of the parent company, BOT, has~~ access to post-trade CTI (i.e. billing reports) for the approved distribution of anonymized market data, as described in Part II, Item 5, Part III, Item 15 and Part III, Item 19, but do~~es~~ not have access to the ATS matching engine.

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

X Yes   D No

As part of granting Subscribers equal access to the services of the ATS, BOATS contractually prohibits service providers from limiting or denying services to any Subscriber in an unfair discriminatory manner.

Equinix NY4 is the outsourced data center for BOATS' matching engines. Equinix provides a secure space for the BOATS servers, as well as cross-connects, power, space, and professional services. Further information on Equinix is contained in Part III, Item 6.

MEMX Technologies, LLC ("MEMX") is a technology and service provider to BOATS who provides technology and operations support. MEMX technology and operations personnel will have access to real-time and post-trade CTI to support the ATS, including support to the ATS matching technology, as described in Part III, Item 11(a). MEMX technology and operations personnel provide services to the ATS as described in Part III, Items 5, 6, 11, 15, 20, 21, and 23.

As described in Part III, Item 22, BOATS has entered into a clearing agreement with RQD* Clearing, LLC (NSCC # 4305), FINRA member firm and a member of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS.

Part III: **Manner of Operations**

Item 2:   **Eligibility for ATS Services**

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

    X Yes   D No

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

    X Yes   D No

If yes, list and provide a summary of the conditions.

Blue Ocean ATS has written standards for granting applicants equal ~~full~~ access and services of the ATS. Specifically, Subscribers must meet the following requirements:

1. It is a U.S. Securities and Exchange Commission ("SEC") registered broker-dealer and a member in good standing of at least one self-regulatory organization.

2. All Subscribers must satisfy the same technical or systems requirements as ~~may be~~ prescribed by BOATS, including but not limited to connectivity certification, the ability to send orders and cancellations, and to receive trades, cancellations, rejects and trade breaks from the ATS.

3. Have clearing and settlement systems and/or arrangements in place to support participation on the ATS, which would include clearing or accepting clearing of securities through RQD* Clearing, LLC (NSCC # 4305), BOATS' clearing firm, and has in place relevant documentation to establish this clearing relationship.

4. All Subscribers must execute the uniform Blue Ocean ATS Subscriber Agreement*, which has the same terms applicable to all Subscribers. BOATS onboarding process, which is identical to all Subscribers, includes an OFAC check (i.e. not be OFAC sanctioned), and disciplinary review (i.e. no repeated monetary fines exceeding $1million for manipulative activity).*

5. Execute an appropriate "give-up" agreement to establish an "on behalf of" reporting relationship (e.g., an executed Uniform Trade Reporting Facility Service Bureau/Executing Broker Agreement or Nasdaq AGU/Attachment 2 Agreement).

~~6. It has completed that ATS's onboarding process (e.g., satisfied BOATS' KYC/AML review, passed OFAC checks, pass disciplinary review, executed all pertinent agreements). BOATS shall, after receiving a completed Subscriber Agreement approve or reject such application. It processes all applications completes its review and approval/denial process within a timely manner of receipt of each completed Subscriber application. Each approval or denial must be authorized by the BOATS Managing Director/CCO. Trading Operations shall then promptly notify the applicant of the decision.~~

~~BOATS creates and maintains records of all such decisions granting access or denying access for each applicant, and the reasons for so doing.~~

~~7~~. 6. Comply with ~~credit~~ risk controls, as described in Part III, Item 7.

Item 3:   **Exclusion from ATS Services**

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

X Yes   D No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

BOATS can exclude a Subscriber from participating on the ATS, in a non-discriminatory manner, if a Subscriber no longer satisfy the eligibility requirements, or breaches Subscriber Agreement and the written standards as outlined in Part III, Item 2(b). BOT can suspend delivery of market data, in a non-discriminatory manner, as described in Part III, Item 15(b).

Examples of why BOATS will exclude a Subscriber from participating on the ATS, include:
i.   A Subscriber loses their FINRA (or other SRO) membership
ii.   A Subscriber fails to meet their clearing or settlement obligations

Examples of why BOATS can exclude a Subscriber from participating on the ATS, include:
i.   A Subscriber violates the material terms of the Subscriber Agreement (i.e. no longer satisfies system requirements)
ii.   A Subscriber is repeatedly delinquent on payments for services
iii.   A Subscriber engages in repeated disruptive trading activity (e.g. excessive cancelations, wash sales)
iv.   A Subscriber repeatedly breaches their assigned risk limits, as described in Part III, Item 7(a)

A Subscriber can be excluded from the ATS if the Subscriber no longer satisfies the eligibility requirements for acceptance as a Subscriber.

Additionally, the operation of the ATS is continuously monitored by the ATS's trading operations team ("Trading Operations") to ensure the smooth and correct functioning of the system as well as adherence to the ATS's operating procedures and the applicable securities rules and regulations. Trading Operations can monitor order entry port status, order acknowledgement latency, and market data quality, in addition to detailed metrics on order entry rates, open and executed exposures, and executed volumes. Trading Operations monitors to determine whether Subscribers are sending orders in excess of 100 orders per second or single order with notional value greater than $5 million. Any orders entered in excess of these limits is rejected by the ATS and Subscribers/Sponsored Access Clients are reminded of the limits.

In addition to real-time monitoring, Trading Operations reviews any anomalies in the activities of the ATS using end-of-day reports. These reports include T+1 clearing breaks and same entity crosses. In the event one of the preceding occurs, Trading Operations may, among other actions, halt the activity of a Subscriber or set of Subscribers and/or an NMS Stock set of NMS Stocks in order to contain the impact of a problem while pursuing a resolution.

BOATS may also exclude a Subscriber from trading on the ATS if the Subscriber breaches the written standards as outlined in Part III, Item 2(b). BOATS may also exclude a Subscriber's Sponsored Access Client(s) from trading on the ATS through the Subscriber if the Sponsored Access Client(s) breaches the Subscriber Agreement.

Item 4: **Hours of Operations**

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

BOATS operating session is overnight from 8:00 p.m. ET to 4:00 a.m. ET, dependent on the availability of the NYSE Trade Reporting Facility ("TRF") to report trades the following trading day. For example, the ATS operates on Sunday evening from 8:00 p.m. ET until 4:00 a.m. ET on Monday. However, BOATS does not conduct a trading session on Fridays from 8:00 p.m. ET to 4:00 a.m. ET Saturdays because the TRF is not available to report trades on Saturday. Likewise, there is no trading session on Christmas Eve because the TRF is not open on Christmas, but BOATS may operate in its overnight trading session beginning on Christmas night if the TRF is open and available for trade reporting on the following day.

On the days of operation, Subscribers may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis, for all Subscribers, during BOATS operating hours from 8:00 p.m. ET to 4:00 a.m. ET. At 4:00 a.m. ET, BOATS no longer accepts orders, however matching may still occur for less than one minute after 4:00 a.m. ET while BOATS clears any resting orders in the order book. Trades executed during BOATs overnight session are reported to the TRF before 8:05 a.m. ET following the hours of operation.

Item 6: **Connectivity and Co-location**

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

x Yes   D No

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

Subscribers who want to cross-connect to the BOATS need to establish a cross-connect within the Equinix NY4 data center. Technology of the third-party MEMX is located in the Equinix NY4 data center but is segregated and does not comingle with BOATS technology.

Cross connects are managed (i.e. monitoring software) by BOT via Equinix or by other authorized service providers within the Equinix data center. MEMX technology and operations personnel are not involved with facilitating BOATS cross connects.

Standard Equinix NY4 cross-connects are Single mode (1 Gbps). The ATS supports Multi Mode (10 Gbps) upon Subscriber request. BOATS does not assess a fee for this service, but notes that Equinix may charge a Subscriber a fee for cross- connect services. Single mode (1 Gbps) and Multi Mode (10 Gbps) are available to all Subscribers and offer the same connectivity directly to the ATS.

Item 7: **Order Types and Attributes**

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi.   the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Order Types

BOATS only accepts limit day orders ("orders"). An order that is posted on the ATS and immediately executed (matched with a contra interest) against an order that was previously posted on the ATS is referred to as a "marketable" order; the order that was previously posted on the ATS is referred to as a "resting" order.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER A and ORDER B are "resting" orders i.e., they are posted on the ATS and they are awaiting a contra interest;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 500 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) @ $10 at 11:02 p.m. against resting ORDER A;

ORDER C is a marketable order

ORDER B remains resting on the ATS and will be held on the ATS until the end of the session, until the order is canceled, or until it is executed (matched with a contra interest)

All orders on the ATS order book are canceled at the end the trading session.

The only time-in-force instruction accepted by the ATS is DAY.
Routing
Orders are not routed away from BOATS. Message Priority
Incoming orders and related messages e.g., cancellations, etc. are processed in the order in which they are received by the ATS.

Match Priority

Orders are time-stamped to the millisecond by the ATS upon receipt, as are cancel/replaces. Orders are matched by the ATS on a price/time priority basis.

The orders of a Subscriber that enters both buy and sell orders in the same NMS Stock into the ATS are matched against each other, but only if there is not an existing order on the order book at the same or a better price. For example, assume the ATS receives the following orders:

- ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $15.10 at 11:00 p.m.;

- ORDER B: tagged with identifier CLIENT2, a LIMIT DAY buy order to buy 550 shares of ABC @ $15.10 at 11:01 p.m.;

- ORDER C: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 600 shares of ABC @ $15.10 at 11:02 p.m.;

- ORDER D: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 100 shares of ABC @ $15.10 at 11:03 p.m.; and

- ORDER E: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 800 shares of ABC @ $15.10 at 11:04 p.m.

Because the ATS's Operating Hours (8 p.m. ET to 4 a.m. ET) are after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to, and do not relate to the NBBO, which is not available during the Operating Hours.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until such order has expired by its terms, is canceled, or is executed and, when executed, is binding on the Subscriber placing the order. Subscribers may cancel their pending orders at any time before execution at their discretion.

A reduction in an order's size through a cancel/replace instruction does not affect the order's original time priority. Changes that increase an orders size cause the order to lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, results in a new time priority being assigned to the order.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade credit and risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price).

All Subscribers are assigned the same risk limits (i.e. daily notional limit, maximum notional value per order, maximum order quantity, maximum orders per second) when onboarded onto the ATS. Subscribers can request lower risk setting than those assigned to all Subscribers when onboarded. As described in Part III, Item 3(a), Subscribers who breach their assigned risk limits may be excluded from participating on the ATS.

Trading Operations monitors Subscriber's assigned risk limits, including whether Subscribers are sending orders in excess of 100 orders-per-second or a single order with a notional value exceeding $5million. Subscriber orders violating these risk limits will be rejected, and Subscribers are reminded of their assigned risk limits.

~~The CCO or his or her designee determines the limits for each Subscriber based on a credit risk assessment before the Subscriber is permitted to commence trading on the ATS. These controls reject Subscriber orders that exceed pre-set credit thresholds or that contain a sub- penny price, among others.~~

Required Fields
- Sending time (Time of order creation expressed in UTC)
- Client Order ID (unique identifier per order/per session)

- Side (Buy, Sell, Sell Short, Sell Short Exempt)
- Symbol

- Time In Force = DAY

- Order Type = Limit

- Price

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

D Yes   X No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

X Yes   D No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

~~The direct market data feeds deliver market data during the operating hours of the ATS (8:00 p.m.- 4:00 a.m. EDT).~~

~~Recipients of the BOT direct market data feed, including Subscribers and Third-Party Distributors, are able to integrate the market data feed directly into their order or execution~~

management systems. Third-Party Distributors include vendors, , or service providers that consume or redistribute market data. BOT provides market data that includes Top of Book, Last Sale, and FullDepth of Book feeds for all symbols traded on the ATS during the operating hours of the ATS. Recipients of the market data receive all the feeds.

Recipients of direct market data feeds are NOT required to be a Subscriber or Sponsored Access Client of BOATS. BOT also utilizes MEMX technology, as described in Part III Item 11(a), to transmit direct market data feeds from the BOATS data center in EquinixNY4.

As described in Part II, Item 5(a), BOATS is responsible for the creation and anonymization of market data, and BOT manages and distributes market data to recipients during the operating hours of the ATS.

Recipients and Receivers of the BOT direct market data feed can integrate the market data feed directly into their order or execution management systems. The market data feed is delivered during the operating hours of the ATS. As described in Part III Item 11(a), BOT utilizes MEMX technology to transmit direct market data feeds from the BOATS data center in EquinixNY4.

All recipients of market data receive all the BOT market data feeds. BOT does not limit, delay, or restrict market data feeds to recipients who comply with the terms of the Master Data Agreement. BOT can suspend delivery of market data to recipients, in a non-discriminatory manner.

Examples of why BOT can suspend delivery of market data, in a non-discriminatory manner, include:
i.   Violations of the material terms of the Master Data Agreement
ii.   Breach of the IP rights
iii.   Delinquency on payments for services

Market Data feeds include:
i.   Top of Book- The single best price bid and ask offers as pre-trade transparency, and all Last Sale data per security including time stamp, price, and quantity.
ii.   Last Sale- All matched trades published per security including time stamp, price, and quantity
iii.   Full Depth of Book- All order book bid and ask offers for full pre-trade transparency, and all Last Sale per security including time stamp, price, and quantity.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

BOATS charges Subscribers a per-executed-share-fee for shares executed on the NMS Stock ATS. Blue Ocean ATS charges fees based on the following schedule:

1) Early Adopters (Subscribers who were participants of the ATS as of its first operating session):
    i.   For adding liquidity, there is a rebate of $.0006
    ii.   For taking liquidity, the charge is $.0014 - $.0015

2) Standard Pricing:
    i.   For adding liquidity, there is a rebate of $.0006
    ii.   For taking liquidity, the charge is $.0020

3) For stocks below $1.00:
    i.   There is no rebate for adding liquidity
    ii.   The fee for taking liquidity is $.0030 of total dollar volume (i.e. 0.0030%, thirty basis points)

~~BOT leverages Third-Party Distributors to deliver market data to recipients. BOT charges Subscribers and Sponsored Access Clients for market data. Depending on setup costs, recurring fees, and technology integration costs, BOT incurs costs to fully integrate its direct market data feed into the Third-Party Distributors platform. BOT charges $12,500 for the Third-Party Distributors and charges $5,000 for receiving market data directly from BOT (i.e., Subscribers and Sponsored Access Clients (see Part II, Item 5 and Part III, Item 15).~~

Other Fees:

All Subscribers are charged applicable pass-through fees, such as CAT and regulatory fees, which are tied to the side of each transaction. Since BOATS is the executing party for all trades on the ATS, the BDO reports a cross trade as the buyer and seller for trade reporting purposes (i.e., "Alternative #1" method under FINRA guidance), and is charged CAT fees accordingly. BOATS incurs these fees and passes all allocated regulatory or applicable fees back to the Subscriber without any additional mark-up.

As described in Part II, Item 5(a) and Part III, Item 15(b) BOATS is responsible for the creation and anonymization of market data, and BOT manages and distributes market data. BOT incurs costs to fully integrate its market data feed into Third-Party Distributors platform, for recipients who receive market data from a Third-Party.

Any Receiver who elects to take market data from a Third-Party Distributor may be subject to additional fees (i.e. technology configuration fees), which are not remitted to the BDO or parent company.

There is no initial set-up fee for market data. Market data fees are outlined in the Master Data Agreements, and are assessed monthly:

Market Data Fees:

For top-of-book or depth-of-book market data, BOT charges a monthly fee ranging between $8 to $14,000, for display user licenses. The display user licenses fee range is determined by how a financial institution uses market data (i.e. a financial institution may have multiple $8 licenses which allow market data to be displayed on a single screen or terminal to $14,000 license for enterprise-wide display which allows market data to be displayed to an online brokerage userbase). Non-display license fees are $5,000. Non-display licensing allows market data to be used by systems or devices but not displayed to end-users. Display and non-display licenses are charged separately and are additive.

A single financial institution may be able to combine a non-display fee with a display fee such that it exceeds $14,000. For example, a financial institution may have a single agreement with global affiliates. Under that agreement, the financial institution's market making group accepts a non-display fee of $5,000. A completely separated subsidiary of the financial institution elects a $12,500 display user license. Collectively the financial institution accrues monthly fees of $17,500.

Historical recorded copies of real-time market data is separately made available via file server for convenience at a cost of $200-$1000 dependent if used for internal or external redistribution purposes.

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Reasons the firm may suspend trading in an NMS Stock include halts (as described in Part III, Item (10), internal system issues, technology or operational issues from service provider MEMX, and regulatory or exchange issues. BOATS may suspend trading in an NMS Stock for SSR restrictions. BOATS may suspend trading on a symbol-by-symbol basis for approaching or exceeding Fair Access thresholds and all symbols for approaching or exceeding Reg SCI thresholds. ~~BOATS also reserves the right to suspend trading in NMS Stocks at their own discretion, including for reasons including SSR restrictions, or approaching fair access or Reg SCI thresholds.~~

When BOATS suspends trading in an NMS Stock, the ATS cancels all orders for the effected NMS stock in the order book and notifies subscribers. Orders are cancelled based on a configuration in FIX connection. Once trading for a suspended position resumes, BOATS notifies Subscribers and orders are matched on a price/time priority in the ATS matching engine, as described in Part III, Item 5(a)